Exhibit 99.1

Cenovus recognized for leadership in corporate responsibility

Calgary, Alberta (September 10, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to receive global recognition for its corporate responsibility performance. The company has been included in the Dow Jones Sustainability World Index for the fourth consecutive year and in the Dow Jones Sustainability North America Index for the sixth year in a row. Cenovus is the only North American oil and gas producer to make the World Index this year. Areas where the company scored well include risk and crisis management, corporate governance, climate strategy, water management, corporate citizenship and stakeholder engagement.

“This kind of recognition is an important validation of our efforts to be responsible developers of Canada’s oil resources,” said Al Reid, Executive Vice-President, Environment, Corporate Affairs & Legal. “At Cenovus, we believe that our current performance is never good enough. That’s why we remain committed to reducing the environmental impact of our operations, building strong relationships with our stakeholders and finding solutions to significant challenges related to our industry, such as climate change.”

Launched in 1999, the Dow Jones Sustainability World Index was the first global sustainability benchmark. The Dow Jones Sustainability Index family, offered jointly by RobecoSAM Indices and S&P Dow Jones Indices, tracks the stock performance of the world’s leading companies in terms of economic, environmental and social criteria. The indices serve as benchmarks for investors who integrate sustainability considerations into their portfolios, and provide an effective engagement platform for companies that want to adopt sustainable best practices. More information about the selection criteria and detailed performance data is available at sustainability-indices.com.

Cenovus recently released its 2014 corporate responsibility report, which provides insight into how the company is putting corporate responsibility into action. The report is available on cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $19 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media Relations general line

403-766-7751